UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Zenvia Inc. Unaudited Interim condensed consolidated financial statements as of June 30, 2024

Contents

Unaudited interim condensed consolidated statement of financial position	1

Unaudited interim condensed consolidated statement of profit or loss and other comprehensive income	3

Unaudited interim condensed consolidated statement of changes in equity	4

Unaudited interim condensed consolidated statement of cash flows	5

Notes to the unaudited interim condensed consolidated financial statements	6

Zenvia Inc.

Unaudited interim condensed consolidated statement of financial position at June 30, 2024

(In thousands of Reais)

Assets	Note	June 30, 2024	December 31, 2023
Current assets
Cash and cash equivalents	5	89,411	63,742
Trade and other receivables	7	170,326	148,784
Recoverable assets	8	27,555	28,058
Prepayments		9,871	5,571
Other assets		7,016	4,176
Total current assets		304,179	250,331
Non-current assets
Restricted cash	6	6,749	6,403
Prepayments		713	1,109
Other Assets		10	10
Deferred tax assets	20	122,065	91,971
Property, plant and equipment	9	20,855	14,413
Intangible assets	10	1,330,396	1,347,327
Total non-current assets		1,480,788	1,461,233
Total assets		1,784,967	1,711,564

1

Zenvia Inc.

Unaudited interim condensed consolidated statement of financial position at June 30, 2024

(In thousands of Reais)

Liabilities	Note	June 30, 2024	December 31, 2023
Current liabilities
Trade and other payables	11	374,933	353,998
Loans, borrowings and debentures	12	73,527	36,191
Liabilities from acquisitions	13	99,936	134,466
Employee benefits		47,811	50,085
Tax liabilities		16,991	18,846
Lease liabilities		1,962	2,056
Deferred revenue		7,591	11,547
Taxes to be paid in installments		97	185
Total current liabilities		622,848	607,374
Non-current liabilities equit
Liabilities from acquisitions	13	187,096	160,237
Loans and borrowings	12	56,037	51,605
Provisions for tax, labor and civil risks	14	1,744	1,721
Lease liabilities		1,834	752
Employee benefits		1,478	615
Derivative financial instruments	22	92,757	-
Taxes to be paid in installments		290	313
Total non-current liabilities		341,236	215,243
Equity	16
Capital		1,007,522	957,525
Reserves		206.887	247,464
Foreign currency translation reserve		(2,188)	3,129
Other components of equity		283	283
Accumulated losses		(392,010)	(319,591)
Equity attributable to owners of the Company		820,494	888,810
Non-controlling interests		389	137
Total equity		820,883	888,947
Total equity and liabilities		1,784,967	1,711,564

See the accompanying notes to the interim condensed consolidated financial statements.

2

Zenvia Inc.

Unaudited interim condensed consolidated statement of profit or loss and other comprehensive income for the three and six-months periods ended June 30, 2024 and 2023

(In thousands of Reais)

		Three months ended June 30, (Restated)*		Six months ended June 30, (Restated)*
	Note	2024	2023	2024	2023
Revenue	17	231,159	192,919	443,795	371,966
Cost of services	18	(143,624)	(122,533)	(275,403)	(222,631)
Gross profit		87,535	70,386	168,392	149,335
Operating expenses
Sales and marketing expenses	18	(26,001)	(24,807)	(53,360)	(52,249)
General and administrative expenses	18	(33,293)	(37,348)	(64,563)	(68,795)
Research and development expenses	18	(14,071)	(11,109)	(28,867)	(25,113)
Allowance for expected credit losses	18	(1,464)	(3,708)	(6,895)	(21,977)
Other income and expenses, net	18	(2,690)	(451)	(14,406)	(536)
Operating gain(loss)		10,016	(7,037)	301	(19,335)
Financial Income (Expenses)
Finance expenses	19	(37,895)	(17,125)	(105,133)	(35,849)
Finance income	19	438	3,987	7,472	6,612
Financial expenses, Net		(37,457)	(13,138)	(97,661)	(29,237)
Loss before taxes		(27,441)	(20,175)	(97,360)	(48,572)
Income Tax and Social Contribution
Deferred income tax and social contribution	20	14,011	7,793	30,094	19,639
Current income tax and social contribution	20	(2,507)	(2,788)	(4,927)	(3,006)
Total Income Tax and Social Contribution		11,504	5,005	25,167	16,633
Loss of the period		(15,937)	(15,170)	(72,193)	(31,939)

Loss attributable to:
Owners of the Company		(16,045)	(15,226)	(72,419)	(32,065)
Non-controlling interests		108	56	226	126

Loss per share (expressed in Reais per share)
Basic	21	(0.327)	(0.360)	(1.477)	(0.814)
Diluted	21	(0.327)	(0.360)	(1.477)	(0.814)

Other comprehensive income
Cumulative translation adjustments from operations in foreign currency		(7,607)	1,237	(5,317)	1,525
Gain from variation of equity interest in subsidiary		-	(306)	-	(306)
Total comprehensive loss for the period		(23,544)	(14,239)	(77,510)	(30,720)

Total comprehensive loss attributable to:
Owners of the Company		(23,652)	(14,295)	(77,736)	(30,846)
Non-controlling interests		108	56	226	126

See the accompanying notes to the interim condensed consolidated financial statements.

3

Zenvia Inc.

Unaudited interim condensed consolidated statement of changes in equity For the six months period ended June 30, 2024 and 2023

(In thousands of Reais)

				Other comprehensive income
	Capital	Capital reserve	Retained earnings (loss)	Foreign currency translation reserve	Other components of equity	Attributable to owners of the Company	Non-controlling interests	Total equity
Balance at January 1, 2023	957,525	244,913	(258,587)	9,485	-	953,336	(96)	953,240
Loss for the period (Restated)*	-	-	(32,065)	-		(32,065)	126	(31,939)
Gain from Variation of equity interest in subsidiary	-	-	-	-	(306)	(306)	-	(306)
Cumulative translation adjustments from operations in foreign currency	-	-	-	1,525	-	1,525	-	1,525
Share-based compensation	-	(4,801)	-	-	-	(4,801)	-	(4,801)
Issuance of shares related to business combinations	-	185	-	-	-	185	-	185
Issuance of shares	-	2,992	-	-	-	2,992	-	2,992
Balance at June 30, 2023	957,525	243,289	(290,652)	11,010	(306)	920,866	30	920,896

Balance at January 1, 2024	957,525	247,464	(319,591)	3,129	283	888,810	137	888,947
Loss for the period	-	-	(72,419)	-	-	(72,419)	226	(72,193)
Other components of equity	-	-	-	-	-	-	26	26
Cumulative translation adjustments from operations in foreign currency	-	-	-	(5,317)	-	(5,317)	-	(5,317)
Capital increase from private placement investments (Note 16)	49,997	(49,159)	-	-	-	838	-	838
Share-based compensation	-	3,445	-	-	-	3,445	-	3,445
Issuance of shares - profit-sharing program	-	5,137	-	-	-	5,137	-	5,137
Balance at June 30, 2024	1,007,522	206,887	(392,010)	(2.188)	283	820,494	389	820,833

* See Note 1.b for the discussion relating to the adjustments

See the accompanying notes to the interim condensed consolidated financial statements.

4

Zenvia Inc.

Unaudited interim condensed consolidated statement of cash flows For the six months period ended June 30, 2024 and 2023

(In thousands of Reais)

Six months period ended June 30
	Note	2024	2023 (Restated)*
Cash flow from operating activities
Loss for the period		(72,193)	(31,939)
Adjustments for:
Income tax and social contribution		(25,167)	(16,633)
Depreciation and amortization	18	46,379	42,068
Allowance for expected credit losses	7	6,895	21,977
Provisions for tax, labor and civil risks	14	1,779	2,382
Provision for bonus and profit sharing		9,815	12,830
Share-based compensation		4,088	(2,054)
Interest from loans and borrowings	12	8,303	12,420
Interest on leases		327	212
Exchange variation and Interest and adjustment to present value (APV) on liabilities from acquisition		1,670	729
Loss on write-off of intangible assets		148	(2)
Gain (loss) on write-off of property, plant and equipment		-	276
Effect of hyperinflation		2,335	509
Increase of fair value of derivative financial instruments		33,211	837
Changes in assets and liabilities
Trade and other receivables	7	(29,655)	(28,443)
Prepayments		(3,904)	810
Other assets		(8,997)	(6,776)
Suppliers		23,274	143,022
Employee benefits		(6,732)	(7,655)
Other liabilities		24,464	70
Cash from operating activities		16,040	144,640
Interest paid on loans and leases		(7,266)	(11,560)
Income taxes paid		(3,505)	(762)
Net cash flow from operating activities		5,269	132,318
Cash flow from investing activities
Redemption of interest earning bank deposits		-	8,160
Restricted cash	6	(346)	-
Acquisition of property, plant and equipment	9	(8,566)	(357)
Acquisition of Intangible assets	10	(24,595)	(25,241)
Net cash used in investing activities		(33,507)	(17,438)
Cash flow from financing activities
Capital Increase	16	49,997	-
Proceeds from loans and borrowings	12	50,801	-
Payment of debt issuance costs	12	383	-
Payment of borrowings	12	(10,780)	(41,403)
Payment of lease liabilities		(1,062)	(834)
Payments in installments for acquisition of subsidiaries	13	(34,546)	(27,677)
Net cash from /(used in) financing activities		54,793	(69,914)
Exchange rate change on cash and cash equivalents		(886)	(2,630)
Net (decrease)/ increase in cash and cash equivalents		25,669	42,336
Cash and cash equivalents at January 1		63,742	100,243
Cash and cash equivalents at June 30		89,411	142,579

* See Note 1.b for the discussion relating to the adjustments

See the accompanying notes to the interim condensed consolidated financial statements.

5

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

1.    Operations

Zenvia Inc. (“Zenvia”) was incorporated in November 2020, as a Cayman Islands exempted company with limited liability duly registered with the Registrar of Companies of the Cayman Islands. These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Company”). The Company is involved in implementation of a multi-channel communication of a cloud-based platform that enables organizations to integrate several communication capabilities (including short message service, or SMS, WhatsApp, Voice, WebChat and Facebook Messenger) into their software applications and with a combination of the Group Software as a Service (SaaS) portfolio providing clients with unified end-to-end customer experience SaaS platform to digitally interact with their end-consumers in a personalized way.

As of June 30, 2024, the Company has negative consolidated working capital in the amount of R$318,669 (current assets of R$ 304,179 and current liabilities of R$ 622,848), mainly arising from a reduction in the Company’s cash position as a result of payments made during the years related to business acquisitions, as described in item (b) to (d) below.

Zenvia’s Management focused in 2022 to increase gross profit and to take into place cost-cutting initiatives, such as the review of its corporate structure, which reduced the Company’s current workforce by 9% and is in line with the acceleration of the integration of acquisitions. While these actions were instrumental for the Company to deliver improved cash generation in 2024, management is committed to continue pursuing new operational efficiencies for the next 12 months. On top of the improvement in operations, the Company has announced in February 2024 the conclusion of several renegotiations with its creditors, including banks, debenture holders and holders of other liabilities related to past M&A activity. These renegotiations include an extension of payment terms on bank loans and debentures from up to 18 months to 36 months (final maturity December 2026), extension of liabilities related to past M&As from up to 36 months to up to 60 months (final maturity December 2028) and the possibility of converting certain M&A liabilities into Zenvia´s equity (potential conversion estimated at circa 65% of total M&A liabilities). Additionally, the Company announced in February 2024 that Mr Cassio Bobsin, Zenvia´s Founder and CEO, has injected a total of R$50,000 as new equity in the Company. During Q2 2024, the Company received two new credit lines from local banks in Brazil in the total amount of R$40,000, attesting the improved perception over the Company's credit profile. Management believes that the combination of the above mentioned initiatives and the expected future operating cash flow will be enough to

6

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

cover for the Company's medium and long term financial obligations. Nevertheless, management will continue to seek to optimize the Company's working capital needs by renegotiating payment terms with suppliers and anticipating future revenues with clients. Considering the Company’s short-term financial contractual obligations and commitments after giving effect to the above-mentioned renegotiations and capital injection, management expects a cash outlay of R$58,846 for the next 12 months mainly for its existing short-term indebtedness as it becomes due, including interest, and payments due from acquisitions. Therefore, the Company believes its working capital and projected cash flows from operations will be sufficient for the Company’s requirements for the next twelve months. In addition to generating cash flow from operations, if necessary, it is probable that management will obtain new sources of financing that will enable the Company to meet its obligations. As a result of these factors, management continues to have a reasonable expectation that the Company will be able to continue operations in the foreseeable future.

a.	Business combination – Movidesk Ltda. (“Movidesk”)

On February 6, 2024, Zenvia Brazil renegotiated the earnout with Movidesk, with a total balance of R$206,699 as of December 31, 2023. Payment terms have been extended to a total of 60 months, with final due date in December 2028, with Zenvia option to convert R$156,805 of total debt into equity, of which R$50,000 can be converted by September 2024, and the remaining balance can be converted in up to 6 installments from January 1, 2026, until the conclusion of the contract period.

b.	Changes accounting policies – effect in consolidated statement of profit or loss, consolidated statement of changes in equity and cash flow

In December 2023, the Company identified that the allowance for expected credit losses and cost with amortization of intangibles was understated. The calculation was reassessed in the annual financial statements and Management has retrospectively revised the first six months of 2023 for comparison purposes.

The retrospective changes in the comparative periods can be summarized as follows:

7

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

●	Consolidated statement of financial position

			June 30, 2023
	Originally presented	Effects of Change	After changes
Assets
Trade and other receivables	195,860	(16,437)	179,423
Total current assets	393,953	(16,437)	377,516
Deferred tax assets	108,504	3,019	111,523
Intangible assets and goodwill	1,364,090	(750)	1,363,340
Total non-current assets	1,490,274	2,269	1,492,543
Total assets	1,884,227	(14,168)	1,870,059
Shareholders' equity
Accumulated losses	(276,484)	(14,168)	(290,652)
Equity holders of the parent company	934,964	(14,168)	920,796
Total equity	934,994	(14,168)	920,826
Total equity and liabilities	1,884,227	(14,168)	1,870,059

●	Consolidated statement of profit or loss

			June 30, 2023
	Originally presented	Effects of Change	After changes
Cost of services	(221,881)	(750)	(222,631)
Gross profit	150,085	(750)	149,335
Operating expenses
Allowance for expected credit losses	(5,540)	(16,437)	(21,977)
Operating gain (loss)	(2,148)	(17,187)	(19,335)
Profit (loss) before taxes	(31,385)	(17,187)	(48,572)
Deferred income tax and social contribution	16,620	3,019	19,639
Total Income Tax and Social Contribution	13,614	3,019	16,633
Loss of the period	(17,771)	(14,168)	(31,939)
Loss attributable to:
Owners of the Company	(17,897)	(14,168)	(32,065)
Loss per share (expressed in Reais per share)
Basic	(0.451)	(0.360)	(0.811)
Diluted	(0.451)	(0.360)	(0.811)
Other comprehensive income
Cumulative translation adjustments from operations in foreign currency	(2,374)	3,899	1,525
Total comprehensive income (loss) for the period	(20,757)	(10,269)	(30,720)
Owners of the Company	(20,577)	(10,269)	(30,846)

8

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

●	Changes in equity

June 30, 2023
		Originally presented				Effects of Change					After changes
	Capital reserve	Retained earnings (loss)	Translation reserve	Attributable to owners of the Company	Total equity		Capital reserve	Retained earnings (loss)	Translation reserve	Attributable to owners of the Company	Total equity
Balance at January 1, 2023	244,913	(258,587)	9,485	953,336	953,240	-	244,913	(258,587)	9,485	953,336	953,240
Loss for the period	-	(17,897)	-	(17,897)	(17,771)	(14,168)	-	(32,065)	-	(32,065)	(31.939)
Cumulative translation adjustments from operations in foreign currency	-	-	(2,374)	(2,374)	(2,374)	3,899	-	-	1,525	1,525	1,525
Issuance of shares	4,114	-	-	4,114	4,114	(1,192)	2,992	-	-	2,890	2,890
Share-based compensation	(1,909)	-	-	(1,909)	(1,909)	(2,892)	(4,801)	-	-	(2,580)	(2,580)
Issue of shares related to business combinations	-	-	-	-	-	185	185	-	-	185	185
Balance at June 30, 2023	247,118	(276,484)	7,111	934,964	950,345	(14,168)	243,289	(290,652)	11,010	920,866	920,896

9

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

●	Cash flow
			June 30, 2023
	Originally presented	Effects of Change	After changes
Cash flow from operating activities
Profit (loss) for the period	(17,771)	(14,168)	(31,939)
Income tax and social contribution	(13,614)	(3,019)	(16,633)
Depreciation and amortization	41,318	750	42,068
Share-based compensation	1,854	(3,899)	(2,054)
Allowance for expected credit losses	5,540	16,437	21,977
Increase of fair value of derivative financial instruments	-	837	837
Trade and other receivables	(44,880)	16,437	(28,443)
Other assets	(6,775)	(1)	(6,776)
Other liabilities	13,687	(13,747)	(60)
Cash generated from (used in) operating activities	144,892	(252)	144,640
Exchange rate change on cash and cash equivalents	(2,882)	252	(2.630)

2.    Company’s subsidiaries

		June 30, 2024		December 31, 2023
	Country	Direct	Indirect	Direct	Indirect
Subsidiaries		%	%	%	%
Zenvia Mobile Serviços Digitais S.A.	Brazil	100	-	100	-
MKMB Soluções Tecnológicas Ltda.	Brazil	-	100	-	100
Total Voice Comunicação S.A.	Brazil	-	100	-	100
Rodati Motors Corporation	USA	-	100	-	100
Zenvia México	Mexico	-	100	-	100
Zenvia Voice Ltda	Brazil	-	100	-	100
One to One Engine Desenvolvimento e	Brazil	-	100	-	100
Licenciamento de Sistemas de Informática S.A.
Sensedata Tecnologia Ltda.	Brazil	-	100	-	100
Rodati Services S.A.	Argentina	-	100	-	100
Movidesk S.A.	Brazil	-	98.04	-	98.04
Rodati Servicios, S.A. de CV	Mexico	-	100	-	100
Rodati Motors Central de Informações de Veículos Automotores Ltda.	Brazil	-	100	-	100

10

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

3.    Preparation basis

These interim condensed consolidated financial statements for the six months period ended June 30, 2024, have been prepared in accordance with IAS 34, the Company has prepared the financial statements on the basis that the interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as at December 31, 2023.

The issuance of these interim condensed consolidated financial statements was approved by the Executive Board of Directors on September 05, 2024.

a.	Measurement basis

The interim condensed consolidated financial statements were prepared based on historical cost, except for certain financial instruments measured at fair value. See item (d) below for information on the measurement of financial information of subsidiaries located in hyperinflationary economies.

b.	Functional and presentation currency

These interim condensed consolidated financial statements are presented in Brazilian Real (R$), which is the Company’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

The functional currency of the subsidiary Rodati Motors Corporation is the US Dollar. The indirect subsidiaries of the Company have the following functional currencies: Rodati Motors Central de Informações de Veículos Automotores Ltda. has the local currency, Brazilian Real (BRL), as its functional currency; Rodati Services S.A. has the local currency, Argentine Peso (ARG), as its functional currency; and Rodati Servicios, S.A. de CV. has the local currency, Mexican Pesos (MEX), as its functional currency.

11

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

c.	Foreign currency translation

For the consolidated Company subsidiaries in which the functional currency is different from the Brazilian Real, the interim financial statements are translated to Real as of the closing date. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss and presented within finance costs.

d.	Accounting and reporting in highly hyperinflationary economy

In June 2024, considering that the inflation accumulated in the past five years in Argentina was higher than 100%, the adoption of the accounting and reporting standard in the hyperinflationary economy became mandatory in relation to the subsidiary Rodati Services S.A., located in Argentina.

Non-monetary assets and liabilities, the equity and the statement of profit or loss of subsidiaries that operate in hyperinflationary economies are adjusted by the change in the general purchasing power of the currency, applying a general price index.

The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy based on current cost approach are in terms of the current measurement unit at the balance sheet date and translated into Real at the closing exchange rate for the period. The impacts of changes in general purchasing power were reported as finance costs in the statements of profit or loss of the Company.

e.	Use of estimates and judgments

In preparing these interim condensed consolidated financial statements, management has made judgements and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

12

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

(i)	Measurement of fair value

A series of Company’s accounting policies and disclosures requires the measurement of fair value, for financial and non-financial assets and liabilities.

Evaluation process includes the regular review of significant non-observable data and valuation adjustments. If third-party information, such as brokerage firms’ quotes or pricing services, is used to measure fair value, then the evaluation process analyzes the evidence obtained from the third parties to support the conclusion that such valuations meet the IFRS requirements, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or liability, the Company uses observable data as much as possible. Fair values are classified at different levels according to hierarchy based on information (inputs) used in valuation techniques, as follows:

—	Level 1: Prices quoted (not adjusted) in active markets for identical assets and liabilities.
—	Level 2: Inputs, except for quoted prices, included in Level 1 which are observable for assets or liabilities, directly (prices) or indirectly (derived from prices).
—	Level 3: Inputs, for assets or liabilities, which are not based on observable market data (non-observable inputs).

The Company recognizes transfers between fair value hierarchy levels at the end of the financial statements’ period in which changes occurred.

4.    New standards, amendments, and interpretations of standards

4.1.	New currently effective requirement

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2023, except for the adoption of new standards effective as of January 1st, 2024. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The following amended standards and interpretations did not have a material impact on the Company’s consolidated financial statements:

●    Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7;

●    Amendments to IFRS 16: Lease Liability in a Sale and Leaseback;

13

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

4.2. Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

• What is meant by a right to defer settlement

• That a right to defer must exist at the end of the reporting period

• That classification is unaffected by the likelihood that an entity will exercise its deferral right

• That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

In addition, a requirement has been introduced whereby an entity must disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.

The amendments had no impact on the Group’s interim condensed consolidated financial statements.

5.    Cash and cash equivalents and financial investments

	June 30, 2024	December 31, 2023
Cash and banks	31,526	30,053
Short-term investments maturing in up to 90 days (a)	57,885	33,689
Total cash and cash equivalents	89,411	63,742

(a)	Highly liquid short-term interest earning bank deposits are readily convertible into a known amount of cash and subject to an insignificant risk of change of value. They are substantially represented by interest earning bank deposits at rates varying from 95.0% to 107.0% (2023 - 60% to 103.0%) of the CDI rate (Interbank Interest Rate in Brazil).

6.    Restricted cash

The amount of R$6,749 invested in Bank Deposit Certificate in June 2024 refers to the contractual guarantee of Votorantim S.A.’s loan. Minimum Guarantee Percentage: 33% of the outstanding balance of the Guaranteed Operation.

14

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

7.    Trade and other receivables

	June 30, 2024	December 31, 2023
Domestic	213,576	185,099
Abroad	22,266	21,013
	235,842	206,112

Allowance for expected credit losses	(65,516)	(57,328)
Total	170,326	148,784

Changes in allowance for expected credit losses are as follows:

	June 30, 2024	December 31, 2023
Balance at the Beginning period	(57,328)	(10,427)
Additions	(11,794)	(49,247)
Reversal	4,899	-
Foreign exchange variation	(1,218)	2,623
Write-offs	(75)	(277)
Balance at the End of the period	(65,516)	(57,328)

The breakdown of accounts receivable from customers by maturity is as follows:

	June 30, 2024	December 31, 2023
Current	180,011	154,846
Overdue (days):
1–30	11,484	16,636
31–60	3,520	6,282
61–90	3,272	2,915
91–120	2,894	2,257
121–150	2,656	2,069
>150	32,005	21,107
Total	235,842	206,112

15

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

8.    Recoverable assets

	June 30, 2024	December 31, 2023
Corporate income tax (IRPJ) (a)	2,094	2,141
Social contribution (CSLL) (a)	461	450
Federal VAT (PIS/COFINS) (b)	22,046	23,147
Others	2,954	2,320
Total tax assets	27,555	28,058

Current	27,555	28,058
Non-current	-	-
(a)	Income tax and social contribution - the balance is composed by amounts withheld and advances of corporate income tax and social contribution carried out in the previous years.
(b)	As a result of a taxes restructuring in 2021, there was a change in the tax classification in part of services provided, consequently, the Company has started collecting contributions to PIS and COFINS (Federal VAT) on a noncumulative basis under the rates of 1.65% and 7.6%, respectively. On a non-cumulative basis, the Company became eligible to PIS and COFINS tax credits on SMS cost invoices issued by the operator.

16

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

9.    Property, plant and equipment

9.1.	Breakdown of balances

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance June 30, 2024
Furniture and fixtures	10	800	(617)	183
Leasehold improvements	10	1,609	(1,344)	265
Data processing equipment	20	30,769	(13,901)	16,895
Right of use – leases	20 to 30	6,187	(2,758)	3,429
Machinery and equipment	10	93	(10)	83
Total		39,485	(18,630)	20,855

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance December 31, 2023
Furniture and fixtures	10	800	(512)	288
Leasehold improvements	10	1,609	(1,262)	347
Data processing equipment	20	22,500	(11,341)	11,159
Right of use – leases	20 to 30	5,129	(2,595)	2,534
Machinery and equipment	10	93	(8)	85
Total		30,131	(15,718)	14,413

17

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

9.2.	Changes in property, plant and equipment

	Average annual depreciation rates %	December 31, 2023	Additions	Disposals	Hyperinflation adjustment	Exchange variations	June 30, 2024
Furniture and fixtures		800	-	-	-	-	800
Leasehold improvements		1,609	-	-	-	-	1,609
Data processing equipment		22,500	8,566	(439)	115	54	30,796
Right of use – leases		5,129	2,986	(1,928)	-	-	6,187
Machinery and equipment		93	-	-	-	-	93
Cost		30,131	11,552	(2,367)	115	54	39,485
Furniture and fixtures	10	(512)	(105)	-	-	-	(617)
Leasehold improvements	10	(1,262)	(82)	-	-	-	(1,344)
Data processing equipment	20	(11,341)	(2,694)	291	(111)	(46)	(13,901)
Right of use – leases	20 to 30	(2,595)	(1,152)	989	-	-	(2,758)
Machinery and equipment	10	(8)	(2)	-	-	-	(10)
(-) Accumulated depreciation		(15,718)	(4,035)	1,280	(111)	(46)	(18,630)
Total		14,413	7,517	(1,087)	4	8	20,855

18

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

	Average annual depreciation rates %	December 31, 2022	Additions	Disposals	Hyperinflation adjustment	Transfers	Exchange variations	December 31, 2023
Furniture and fixtures		724	62	(79)	-	93	-	800
Leasehold improvements		1,607	2	-	-	-	-	1,609
Data processing equipment		26,541	2,940	(6,636)	18	(108)	(255)	22,500
Right of use – leases		5,313	-	(184)	-	-	-	5,129
Machinery and equipment		374	-	(272)	-	(9)	-	93
Other fixed assets		158	-	(306)	-	148	-	-
Cost		34,717	3,004	(7,477)	18	124	(255)	30,131
Furniture and fixtures	10	(358)	(98)	29	-	(85)	-	(512)
Leasehold improvements	10	(1,100)	(163)	1	-	-	-	(1,262)
Data processing equipment	20	(12,548)	(4,902)	5,945	(677)	11	830	(11,341)
Right of use – leases	20 to 30	(709)	(2,007)	121	-	-	-	(2,595)
Machinery and equipment	10	(294)	(8)	237	-	57	-	(8)
Other fixed assets	10 to 20	(118)	-	225	-	(107)	-	-
(-) Accumulated depreciation		(15,127)	(7,178)	6,558	(677)	(124)	830	(15,718)
Total		19,590	(4,174)	(919)	(659)	-	575	14,413

19

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

10.         Intangible assets

10.1.	Breakdown of balances

	Average annual amortization rates %	Cost	Amortization	Net balance on June 30, 2024
Intangible assets under development	-	35,822	-	35,822
Software license	-	33,121	(14,070)	19,051
Database	20 to 50	800	(667)	133
Goodwill	-	923,439	-	923,439
Customer portfolio	10	135,848	(118,012)	17,836
Non-compete	20	2,697	(2,358)	339
Brands and patents	20	29	-	29
Platform	10 to 20	506,059	(172,312)	333,747
Total		1,637,815	(307,419)	(1,330,396)

	Average annual amortization rates %	Cost	Amortization	Net balance on December 31, 2023
Intangible assets under development	-	47,124	-	47,124
Software license	20 to 50	32,217	(10,085)	22,132
Database	20 to 50	800	(627)	173
Goodwill	-	923,439	-	923,439
Customer portfolio	10	135,848	(111,186)	24,662
Non-compete	20	2,697	(1,954)	743
Brands and patents	20	29	-	29
Platform	10 to 20	470,235	(141,210)	329,025
Total		1,612,389	(265,062)	1,347,327

20

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

10.2.	Changes in intangible assets

	Average annual amortization rates %	December 31, 2023	Additions	Transfers	Hyperinflation adjustment	Exchange variations	June 30, 2024
Intangible asset in progress		47,124	23,783	(35,136)	(375)	426	35,822
Software license		32,217	812	92	-	-	33,121
Database		800	-	-	-	-	800
Goodwill		923,439	-	-	-	-	923,439
Customer portfolio		135,848	-	-	-	-	135,848
Non-compete		2,697	-	-	-	-	2,697
Brands and patents		29	-	-	-	-	29
Platform		470,235	-	35,044	780		506,059
Cost		1,612,389	24,595	-	405	426	1,637,815
Software license	20 – 50	(10,085)	(3,985)	-	-	-	(14,070)
Database	10	(627)	(40)	-	-	-	(667)
Customer portfolio	10	(111,186)	(6,826)	-	-	-	(118,012)
Non-compete	20	(1,954)	(404)	-	-	-	(2,358)
Platform	10 - 20	(141,210)	(31,089)	-	(13)	-	(172,312)
(-) Accumulated amortizations		(265,062)	(42,344)	-	(13)	-	(307,419)
Total		1,347,327	(17,749)	-	392	426	1,330,396

21

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

	Average annual amortization rates %	December 31, 2022	Additions	Transfers	Disposals	Hyperinflation adjustment	Exchange variations	December 31, 2023
Intangible asset in progress		41,707	47,253	(40,714)	(5)	522	(1,639)	47,124
Software license		10,112	5,403	18,888	(2,186)	-	-	32,217
Database		800	-	-	-	-	-	800
Goodwill		923,439	-	-	-	-	-	923,439
Customer portfolio		131,448	-	4,400	-	-	-	135,848
Non-compete		2,697	-	-	-	-	-	2,697
Brands and patents		29	-	-	-	-	-	29
Platform		452,814	-	17,421	-	-	-	470,235
Cost		1,563,046	52,656	(5)	(2,191)	522	(1,639)	1,612,389
Software license	20 – 50	(5,135)	(6,465)	139	1,376	-	-	(10,085)
Database	10	(547)	(80)	-	-	-	-	(627)
Customer portfolio	10	(94,967)	(13,652)	(2,567)	-	-	-	(111,186)
Non-compete	20	(1,146)	(808)	-	-	-	-	(1,954)
Platform	10 - 20	(84,019)	(59,624)	2,433	-	-	-	(141,210)
(-) Accumulated amortizations		(185,814)	(80,629)	5	1,376	-	-	(265,062)
Total		1,377,232	(27,973)	-	(815)	522	(1,639)	1,347,327

22

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

The amortization of intangibles includes the amount of R$32,229 for the six months period ended June 30, 2024 (R$31,890 for the six-month period ended June 30, 2023) related to amortization of intangible assets acquired in business combinations, of which R$25,439 (R$26,361 for the six-month period ended June 30, 2023) was recorded in costs of services and R$6,790 (R$5,529 for the six-month period ended June 30, 2023) in administrative expenses.

The Company performs its annual impairment test in December and when circumstances indicate that the carrying value may be impaired. The Company impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2023. For the period ended June 30, 2024, The Company had no indications of impairment for its intangible assets, therefore an impairment test was not required.

11.         Trade and other payables

	June 30, 2024	December 31, 2023
Domestic suppliers	255,425	243,186
Abroad suppliers	5,251	3,897
Advance from customers	749	2,220
Related parties (a)	110,040	89,594
Other accounts payable	3,468	15,101
Total	374,933	353,998

Current	374,933	353,998
Non-current	-	-

(a)	The outstanding balances Relate to transactions in the ordinary course of business with the Company’s shareholder Twilio Inc. (note 23).

23

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

12.         Loans, borrowings and debentures

					Changes in cash				Changes not affecting cash
	Interest rate p.a.	Current	Non- current	December 31, 2023	Proceeds	Interest paid	Amortized cost	Payments	Interest incurred	June 30, 2024	Current	Non- current
Working capital	100% CDI + 2.51% to 6.55% and 8.60%	30,148	39,519	69,667	50,801	(5,723)	316	(8,205)	6,874	113,730	66,757	46,973
Debentures	18.16%	6,043	12,086	18,129	-	(1,216)	67	(2,575)	1,429	15,834	6,770	9,064
		36,191	51,605	87,796	50,801	(6,939)	383	(10,780)	8,303	129,564	73,527	56,037

					Changes in cash				Changes not affecting cash
	Interest rate p.a.	Current	Non- current	December 31, 2022	Proceeds	Interest paid	Payments	Amortized cost	Interest incurred	December 31, 2023	Current	Non- current
Working capital	100% CDI + 2.51% to 6.55% and 8.60%	62,335	63,499	125,834	30,000	(17,533)	(85,239)	(662)	17,267	69,667	30,148	39,519
Debentures	18.16%	27,206	13,794	41,000	-	(4,168)	(22,471)	(400)	4,168	18,129	6,043	12,086
		89,541	77,293	166,834	30,000	(21,701)	(107,710)	(1,062)	21,435	87,796	36,191	51,605

24

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

The portion classified in non-current liabilities has the following payment schedule:

	June 30, 2024	December 31, 2023
2025	22,611	26,856
After 2026	33,426	24,749
Total	56,037	51,605

Working Capital

On April 16, 2024, Zenvia Brazil signed an amendment with BANCO SANTANDER (BRASIL) S.A. for a 4131 Loan in the original aggregate amount of R$25,000, establishing a amortization schedule comprised of 12 installments, three-months of grace period and nine-months installments of principal.

On April 12, 2024, Zenvia Brazil signed an amendment with BANCO ABC BRASIL S.A. for a Commercial Promissory Notes Loan in the original aggregate amount of R$15,000, establishing a amortization schedule comprised of 18 installments, six-months of grace period and twelve-months installments of principal. In this transaction, we have a swap with CDI high limiter up to 15.3% for the first six installments, which serves as a protective mechanism.

Contractual clauses

The Company has financing agreements in the amount of R$76,665 guaranteed by a range of 20% to 50% of accounts receivable given as collateral and the balance of financial investment recorded as current assets, representing three times the amount of the first payment of principal plus interest.

The Company has a financing agreement with Bradesco in the amount of R$11,205 in which the guarantee is the receipt of credits from Bradesco as a client.

The Company, through its subsidiary One to One has entered into a financing agreement for the issuance of debentures guaranteed by: (i) the fiduciary assignment to creditor of receivables equivalent at least, (i) R$4,000 between November 30, 2023 and December 31, 2024; (ii) R$3,000 between January 1, 2025 and December 31, 2025; and (iii) R$2,000 between January 1, 2026 and December 31, 2026, which must go through an escrow account controlled by the creditor and, upon confirmation that the guarantees are in order, are subsequently released to the Company; and (ii) the fiduciary assignment to creditor of 10% of the Company's corporate stock.

On April, 9, 2024, the Company signed an amendment establishing (i) a new guarantee value, which became the aggregate value corresponding to R$6,500 million, (ii) the

25

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

exclusion of the minimum cash covenant, and (iii) the extension, in one year (until March 31, 2025), of the term for the reduction of liabilities arising from corporate acquisitions in the amount equivalent to R$50 million.

Covenants

In 2023, The Company has renegotiated new terms to be applied as of the year 2024 for the financial covenants of loans and financing. The most restrictive net debt-to-EBITDA financial covenant to which we are currently subject requires that such ratio does not exceed 2.5x and which is measured at the end of each fiscal year. In addition to these, the Company also has other covenants related to indebtedness level. Furthermore, our working capital agreements contain a cross-default provision that may be triggered by a default under one of our other financing agreements. A cross default provision means that a default on one loan would result in a default of our other loans.

On March 31, 2024, the Company assessed the covenant clauses of its loans and financings with the aim of mitigating non-compliance with the entirety of the restrictive clauses in its annual measurement. As part of the action plan, the Company renegotiated certain covenant clauses with financial institutions to ensure compliance and received the necessary consents from these institutions. The Company does not anticipate short- and medium-term impacts on its operations resulting from possible breaches of restrictive clauses.

As of June 30, 2024, we continue to be in full compliance with all covenants contained in our working capital agreements.

26

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

13.         Liabilities from acquisitions

Liabilities from business combinations
	June 30, 2024	December 31, 2023
Acquisition of Sirena	1,003	3,496
Acquisition of D1 (i)	25,421	20,769
Acquisition of SenseData	33,692	41,943
Acquisition of Movidesk (ii)	226,916	228,495
Total liabilities from acquisitions	287,032	294,703

Current	99,936	134,466
Non-current	187,096	160,237

(i) On February 6, 2024, Zenvia Brazil renegotiated the D1 earnout, in the total outstanding amount of R$21,521. Payment terms were extended to a total of 36 months, with a six-month grace period and 30 monthly payments, with final maturity in December 2026.

(ii) On February 6, 2024, Zenvia Brazil renegotiated the earnout with Movidesk, with a total balance of R$206,699 as of December 31, 2023. Payment terms have been extended to a total of 60 months, with final due date in December 2028, with Zenvia option to convert approximately R$100,000 of total debt into equity, subject to certain conversion deadlines agreed between the parties.

For the six months period ended June 30,
	Sirena	D1	Sensedata	Movidesk
2024	1,003	4,622	11,231	64,752
2025	-	9,244	22,461	3,561
2026	-	11,555	-	51,253
2027	-	-	-	55,852
2028	-	-	-	51,498
Total	1,003	25,421	33,692	226,916

14.         Provisions for tax, labor and civil risks

14.1.	Provisions for probable losses

The Company, in the ordinary course of its business, is subject to tax, civil and labor lawsuits. Management, supported by its legal advisors' opinion, assesses the probability of the outcome of the lawsuits in progress and the need to record a provision for risks that are considered sufficient to cover the probable losses.

The table below presents the position of provisions for disputes, probable losses and judicial deposits which refer to lawsuits in progress and social security risk.

	June 30, 2024	December 31, 2023
Provisions
Service tax (ISSQN) Lawsuit – Company Zenvia (a)	41,741	39,855
Labor provisions and other provisions	2,225	2,352
Total provisions	43,966	42,207
Judicial deposits
Service tax (ISSQN) judicial deposits – Lawsuit Company Zenvia (a)	(41,741)	(39,895)
Labor appeals judicial and other deposits	(481)	(591)
Total judicial deposits	(42,222)	(40,486)
Total	1,744	1,721
(a)	The amount of the liability related to the provision and judicial deposits for tax risk refers to the lawsuit filed by the City of Porto Alegre about the service tax (ISSQN) against Zenvia Brazil itself.

14.2.	Contingencies with possible losses

The Company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. On June 30, 2024, the total amount of contingencies classified as possible was R$45,002 (R$75,655 as of December 31, 2023). The most relevant cases are set below:

Taxes: The Company is involved in disputes related to administrative claims in the amount of R$ 41,988 (R$40,640 as of December 31, 2023) related to a fine imposed by the Brazilian federal tax authority for failure to pay income taxes on capital gain from the acquisition of Kanon Serviços em Tecnologia da Informação Ltda. By Zenvia Mobile from Spring Mobile Solutions Inc. in previous years.

Labor: the labor contingencies assessed as possible losses totaled R$1,921 as of June 30, 2024 (R$2,551 as of December 31, 2023). Labor-related actions essentially consist of issues related to commission differences, variable compensation and salary parity.

Civil: the civil contingencies assessed as possible losses totaled R$257 as of June 30, 2024 (R$961 as of December 31, 2023).

27

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

Changes in provisions are as follows:

Provision
Balance at January 1, 2023	39,750
Additions	5,731
Reversals	(1,689)
Payments	(1,585)
Balance at December 31, 2023	42,207
Additions	2,481
Reversals	(702)
Payments	(20)
Balance at June 30, 2024	43,966

Changes in judicial deposits are as follows:

Deposits
Balance at January 1, 2023	37,781
Additions	2,705
Balance at December 31, 2023	40,486
Additions	1,934
Payments	(198)
Balance at June 30, 2024	42,222

15.         Long-Term Incentive Programs and Management remuneration

The Company offers to its executives and employees long-term incentive plans (“ILPs”) based on the issuance of restricted Class A common shares (“RSUs”) and cash-based payments equivalent to RSU. The Company recognizes as expense the fair value of RSUs, measured at the grant date, on a straight-line basis during the vesting provided by the respective plan, with a corresponding entry: to shareholders’ equity for plans exercisable in shares; and to liabilities for plans exercisable in cash. The accumulated expense recognized reflects the vesting period and the Company’s best estimate of the number of shares to be delivered. The expense of the plans is recognized in the statement of profit or loss in accordance with the function performed by the beneficiary.

x

The Long-Term Incentive Programs 1 to 4 (“ILP 1 to 4”) have either been finished or have completed their vesting periods and the delivery of shares.

On February 24, 2023, the Executive Board of Directors approved a new Long-Term Incentive Program (“ILP 5”) that will grant a maximum of 2,300,000 RSUs (or cash-

28

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

based payments equivalent to RSUs) to certain executives and employees of the Company subject to a vesting period of 36 months as of January 1, 2023.

On January 24, 2024, the Executive Board of Directors approved a new Long-Term Incentive Program (“ILP 6”) that will grant a maximum of 2,300,000 RSUs (or cash-based payments equivalent to RSUs) to certain executives and employees of the Company subject to a vesting period of 36 months as of January 1, 2024.

As of June 30, 2024, the Company had outstanding 4,750,849 “RSUs” that were authorized but not yet issued, related with future vesting conditions. The total compensation cost related to unvested RSUs was R$3,445 (R$2,314 as of December 31, 2023) recorded in the consolidated financial statements. An expense amounting to R$4,088 (R$2,260 for the six months period ended June 30, 2023) was recorded in the consolidated statements of profit or loss position as relative to the vesting period of the restricted share units.

Date		Quantity
Grant	Vesting	Shares granted	Weighted average grant date fair value (Per share)
08. 09. 2021	12. 22. 2022	45,522	59.11
08. 23. 2021	12. 22. 2022	11,436	84.50
08. 24. 2021	12. 22. 2022	3,833	86.68
05. 05. 2022	05. 09. 2024	240,000	75.72
03. 13. 2023	12. 31. 2025	2,300,000	8.34
02. 06. 2024	12. 31. 2026	2,300,000	7.35
		4,900,791

As of June 30, 2024 the Company has 4,750,849 shares issued (outstanding shares), reserved for the shared based payment plans.

The roll forward of the granted shares for the six months period ended June 30, 2024, is presented as follows:

Consolidated
Outstanding RSU as of December 31, 2022	295,334
Shares granted	2,300,000
Shares delivered	(144,485)
Outstanding RSU on December 31, 2023	2,450,849
Shares granted	2,300,000
Outstanding RSU on June 30, 2024	4,750,849

29

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

Key management personnel compensation

Key management personnel compensation comprised the following:

For the six-months period ended June 30,
	2024	2023
Short-term employee benefits	7,285	7,253
Other long-term benefits	298	330
Termination benefits	-	873
Share-based payments	1,221	1,034
Total	8,804	9,490

16.         Equity

Share Capital

Shareholder’s	Class	June 30, 2024%		December 31, 2023%
Bobsin Corp	B	9,578,220	18.51	9,578,220	22.92
Bobsin Corp	A	9,780,060	18.90	897,635	2.15
Oria Zenvia Co-investment Holdings, LP	B	7,119,930	13.76	7,119,930	17.04
Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia	B	4,329,105	8.37	4,329,105	10.36
Oria Tech I Inovação Fundo de Investimento em Participações	B	2,637,670	5.10	2,637,670	6.31
Twilio Inc.	A	3,846,153	7.43	3,846,153	9.20
D1 former shareholders	A	153,509	0.30	1,942,750	4.65
SenseData former shareholders	A	94,200	0.18	94,200	0.23
Movidesk former shareholders	A	385,584	0.75	315,820	0.76
Spectra I - Fundo de Investimento em Participações	A	39,940	0.08	39,940	0.10
Spectra II - Fundo de Investimento em Participações	A	159,770	0.31	159,770	0.38
Others	A	13,609,834	26.30	10,834,150	25.90
		51,733,975	100	41,795,343	100

On February 6, 2024, the Company issued 8,860,535 Class A common shares to Bobsin Corp due to a private placement investment in the Company, resulting in a capital increase in the amount of US$ 10,101,010.00. Pursuant to the terms of the investment agreement, for a period of 3 years from the closing date of the investment, Bobsin Corp. will be entitled to receive, as a return on its investment, additional cash or an equivalent amount in common shares issued by us, upon the occurrence of certain future liquidity

30

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

or corporate transaction events (such as the occurrence of an equity follow-on or a transaction resulting in a change of our control). The calculation of such investment returns will be linked to the appreciation of our share price over this period of time, and can lead to a maximum dilution of around 11% in our shareholder base at the time of the liquidity or corporate event, if any.

The Company recognized the initial amount of R$49,159 in the interim consolidated financial statements as a return on to a private placement investment. The financial expense of fair value derivatives amounted to R$33,211 was recorded in the interim consolidated statements of profit or loss position for the six-month period ended on June 30, 2024. (See Note 22 “d”).

On May 31, 2024, the Company issued 988.970 RSUs whereby eligible employees choose to invest 50% to 100% of their Profit-Sharing Program pay toward the purchase of shares in the Company with a lock-up period of 15 to 18 months.

17.         Segment reporting

17.1.	Basis for segmentation

For management purposes, the Company is organized into business units based on its products and services and has two reportable segments, as follows:

Reportable segments	Operations
SaaS (Software-as-a-Service)

Includes the following solutions:

i.       Zenvia Attraction: Active multi-channel end-customer acquisition campaigns utilizing data intelligence and multi-channel automation.

ii.       Zenvia Conversion: Converting leads into sales using multiple communication channels.

iii.       Zenvia Service: Enabling companies to provide customer service with structured support across multiple channels.

iv.       Zenvia Success: Protect and expand customer revenue through cross-selling and upselling.

v.       Consulting: A Business Intelligence team that provides solutions to customer needs by using SaaS and CPaaS to enhance the end-consumer experience.

CPaaS (Communications Platform as a Service)	Includes services such as SMS, Voice, WhatsApp, Instagram and Webchat, all such applications being orchestrated and automated by chatbots, single customer view, journey designer, documents composer and authentication.

31

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)
17.2.	Information about reportable segments

The following table present revenue and cost of services information for the Company operations segments for the six months period ended June 30, 2024 and 2023, respectively:

For the six months period ended June 30,
	2024			2023
	CPaaS	SaaS	Consolidated	CPaaS	SaaS	Consolidated
Revenue	288,998	154,797	443,795	235,917	136,049	371,966
Cost of services	(181,046)	(94,357)	(275,403)	(148,642)	(73,989)	(222,631)
Gross profit	107,952	60,440	168,392	87,725	62,060	149,335

Operational expenses, finance income, finance expenses, taxes and fair values gains and losses on certain financial assets and liabilities are not allocated to individual segments as these are managed on an overall group basis.

17.3.	Revenue geographic information

The Company’s revenue by geographic region is presented below:

	For the three months period ended June 30		For the six months period ended June 30
	2024	2023	2024	2023
Primary geographical markets
Brazil	183,994	173,566	364,170	333,666
USA	30,330	6,519	46,414	10,090
Argentina	3,469	3,051	6,703	6,191
Mexico	3,390	3,002	7,953	7,233
Switzerland	879	13	937	95
Colombia	958	1,463	1,953	3,089
Peru	1,380	1,078	3,325	2,121
Chile	638	956	1,211	1,853
Others	6,121	3,271	11,129	7,628
Total	231,159	192,919	443,795	371,966

32

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

18.         Costs and expenses by nature

	For the three months period ended June 30, 2024
	Cost of services	Sales and marketing expenses	General administrative expenses	Research and development expenses	Allowance for credit losses	Other income and expenses, net	Total
Personnel expenses
Salary	(3,677)	(8,952)	(7,647)	(694)	-	-	(20,970)
Benefits	(1,414)	(1,786)	(1,753)	(1,432)	-	-	(6,385)
Compulsory contributions to social security	(1,037)	(2,615)	(3,723)	(3,162)	-	-	(10,537)
Compensation	(19)	(164)	(46)	(159)	-	-	(388)
Provisions (vacation/13th salary)	(937)	(1,994)	(1,856)	(2,271)	-	-	(7,058)
Provision for bonus and profit sharing	(339)	(1,186)	(5,302)	(2,988)	-	-	(9,815)
Other	-	(92)	(639)	(46)	-	-	(777)
Total	(7,423)	(16,789)	(20,966)	(10,752)	-	-	(55,930)

Costs with operators/Other costs	(118,397)	-	-	-	-	-	(118,397)
Depreciation and amortization	(17,804)	(423)	(4,325)	(1,030)	-	-	(23,582)
Outsourced services	-	(640)	(4,140)	(850)	-	-	(5,630)
Rentals/insurance/condominium/water/energy	-	-	(89)	-	-	-	(89)
Allowance for credit losses	-	–	-	-	(1,464)	-	(1,464)
Marketing expenses / events	-	(4,672)	(18)	-	-	-	(4,690)
Software license	-	(1,287)	(2,053)	(931)	-	-	(4,271)
Commissions	-	(1,406)	-	-	-	-	(1,406)
Communication	-	(25)	(413)	(263)	-	-	(701)
Travel expenses	-	(384)	(272)	(21)	-	-	(677)
Other expenses	-	(375)	(1,017)	(224)	-	-	(1,616)
Earn-out	-	-	-	-	-	(80)	(80)
Result of disposal of assets	-	-	-	-	-	(135)	(135)
Other income and expenses, net	-	-	-	-	-	(2,475)	(2,475)
Total expenses by nature	(143,624)	(26,001)	(33,293)	(14,071)	(1,464)	(2,690)	(221,143)

33

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

	For the three months period ended June 30, 2023
	Cost of services	Sales and marketing expenses	General administrative expenses	Research and development expenses	Allowance for credit losses	Other income and expenses, net	Total
Personnel expenses
Salary	(4,871)	(10,147)	(8,265)	3,260	-	-	(20,023)
Benefits	(1,259)	(1,848)	(1,637)	(1,496)	-	-	(6,240)
Compulsory contributions to social security	(1,468)	(3,003)	(3,506)	(2,469)	-	-	(10,446)
Compensation	(3)	(230)	(1,017)	(65)	-	-	(1,315)
Provisions (vacation/13th salary)	(1,281)	(2,228)	(1,903)	(2,131)	-	-	(7,543)
Provision for bonus and profit sharing	(327)	(1,215)	(2,201)	(1,501)	-	-	(5,244)
Other	(9)	(104)	(694)	(56)	-	-	(863)
Total	(9,218)	(18,775)	(19,223)	(4,458)	-	-	(51,674)

Costs with operators/Other costs	(97,176)	-	-	-	-	-	(97,176)
Depreciation and amortization	(16,139)	(425)	(4,332)	(1,046)	-	-	(21,942)
Outsourced services	-	(632)	(6,284)	(1.850)	-	-	(8,766)
Rentals/insurance/condominium/water/energy	-	456	(439)	(345)	-	-	(328)
Allowance for credit losses (i)	-	–	-	-	(3,708)	-	(3,708)
Marketing expenses / events (ii)	-	(4,450)	(254)	-	-	-	(4,704)
Software license	-	1,314	(5,038)	(1,417)	-	-	(5,141)
Commissions	-	(1,522)	(6)	(31)	-	-	(1,559)
Communication (ii)	-	(27)	(542)	208	-	-	(361)
Travel expenses	-	(279)	(398)	(88)	-	-	(765)
Other expenses	-	(467)	(832)	(2,082)	-	-	(3,381)
Result of disposal of assets	-	-	-	-	-	(257)	(257)
Other income and expenses, net	-	-	-	-	-	(194)	(194)
Total expenses by nature	(122,533)	(24,807)	(37,348)	(11,109)	(3,708)	(451)	(199,956)

(i) The 2023 was restated (Note 1 - b) to reflect the adjustment to the provisional amounts.

(ii) The Company reclassified some comparative balances for better presentation and comparability with the current period, without any impact on its result, without changes in the totalizing subgroups and without impact on the assessment of covenants.

34

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

	For the six months period ended June 30, 2024
	Cost of services	Sales and marketing expenses	General administrative expenses	Research and development expenses	Allowance for credit losses	Other income and expenses, net	Total
Personnel expenses
Salary	(7,424)	(18,232)	(14,745)	(2,427)	-	-	(42,828)
Benefits	(2,652)	(3,558)	(3,441)	(2,998)	-	-	(12,649)
Compulsory contributions to social security	(2,089)	(5,215)	(6,441)	(5,945)	-	-	(19,690)
Compensation	(33)	(462)	(139)	(310)	-	-	(944)
Provisions (vacation/13th salary)	(1,893)	(4,056)	(3,534)	(4,448)	-	-	(13,931)
Provision for bonus and profit sharing	(1,089)	(3,939)	(9,636)	(5,458)	-	-	(20,122)
Other	(2)	(198)	(921)	(99)	-	-	(1,220)
Total	(15,182)	(35,660)	(38,857)	(21,685)	-	-	(111,384)

Costs with operators/Other costs	(225,897)	-	-	-	-	-	(225,897)
Depreciation and amortization	(34,324)	(846)	(8,896)	(2,313)			(46,379)
Outsourced services	-	(1,577)	(9,923)	(1,847)	-	-	(13,347)
Rentals/insurance/condominium/water/energy	-	-	(177)	-	-	-	(177)
Allowance for credit losses	-	-	-	-	(6,895)	-	(6,895)
Marketing expenses / events	-	(8,837)	(31)	-	-	-	(8,868)
Software license	-	(2,572)	(4,030)	(1,905)	-	-	(8,507)
Commissions	-	(2,850)	-	-	-	-	(2,850)
Communication	-	(53)	(656)	(598)	-	-	(1,307)
Travel expenses	-	(462)	(398)	(53)	-	-	(913)
Other expenses	-	(503)	(1,595)	(466)	-	-	(2,564)
Earn-out	-	-	-	-	-	(10,161)	(10,161)
Result of disposal of assets	-	-	-	-	-	(135)	(135)
Other income and expenses, net	-	-	-	-	-	(4,110)	(4,110)
Total expenses by nature	(275,403)	(53,360)	(64,563)	(28,867)	(6,895)	(14,406)	(443,494)

35

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

	For the six months period ended June 30, 2023
	Cost of services	Sales and marketing expenses	General administrative expenses	Research and development expenses	Allowance for credit losses	Other income and expenses, net	Total
Personnel expenses
Salary	(7,758)	(19,180)	(17,367)	2,295	-	-	(42,010)
Benefits	(2,078)	(3,690)	(3,454)	(3,131)	-	-	(12,353)
Compulsory contributions to social security	(2,159)	(5,448)	(6,292)	(5,284)	-	-	(19,183)
Compensation	(15)	(371)	(1,058)	(88)	-	-	(1,532)
Provisions (vacation/13th salary)	(2,047)	(4,386)	(3,829)	(4,623)	-	-	(14,885)
Provision for bonus and profit sharing	(648)	(3,065)	(5,399)	(3,727)	-	-	(12,839)
Other	(9)	(163)	(1,384)	(119)	-	-	(1,675)
Total	(14,714)	(36,303)	(38,783)	(14,677)	-	-	(104,477)

Costs with operators/Other costs	(176,354)	-	-	-	-	-	(176,354)
Depreciation and amortization (i)	(31,558)	(849)	(8,538)	(1,126)			(42,071)
Outsourced services	-	(1,660)	(11,405)	(5,126)	-	-	(18,191)
Rentals/insurance/condominium/water/energy	-	(6)	(495)	(345)	-	-	(846)
Allowance for credit losses (i)	-	-	-	-	(21,977)	-	(21,977)
Marketing expenses / events(ii)	-	(7,188)	(273)	-	-	-	(7,461)
Software license	-	(1,548)	(6,586)	(2,985)	-	-	(11,119)
Commissions	-	(2,516)	(6)	(104)	-	-	(2,626)
Communication(ii)	-	(73)	(542)	(220)	-	-	(835)
Travel expenses	-	(472)	(398)	(141)	-	-	(1,011)
Other expenses	(5)	(1,634)	(1,769)	(389)	-	-	(3,797
Result of disposal of assets	-	-	-	-	-	(257)	(257)
Other income and expenses, net	-	-	-	-	-	(279)	(279)
Total expenses by nature	(222,631)	(52,249)	(68,795)	(25,113)	(21,977)	(536)	(391,301)

(i) The 2023 was restated (Note 1 - b) to reflect the adjustment to the provisional amounts.

(ii) The Company reclassified some comparative balances for better presentation and comparability with the current period, without any impact on its result, without changes in the totalizing subgroups and without impact on the assessment of covenants.

.

36

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

19.         Financial Income (Expenses)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Finance expenses
Interest on loans and financing	(3,812)	(4,730)	(6,874)	(9,853)
Interest on Debentures	(697)	(902)	(1,429)	(2,567)
Discount	(4,276)	(3,746)	(8,621)	(7,681)
Foreign exchange losses	(11,799)	(1,420)	(17,837)	(3,737)
Bank expenses and IOF (tax on financial transactions)	(1,091)	(745)	(2,202)	(1,248)
Other financial expenses	(4,910)	(4,075)	(10,933)	(8,171)
Interests on leasing contracts	(152)	(100)	(327)	(212)
Losses on derivative instrument	37	(1,034)	(33,211)	(1,871)
Inflation adjustment	(828)	(373)	(2,335)	(509)
Interest and adjustment to present value (APV) on liabilities from acquisition	(10,367)	-	(21,364)	-
Total financial expenses	(37,895)	(17,125)	(105,133)	(35,849)
Finance income
Interest	3	3	87	4
Foreign exchange gain	(1,855)	1,341	802	2,084
Interests on financial instrument	371	2,059	690	3,212
Other financial income	1,905	584	3,222	1,312
Interest and adjustment to present value (APV) on liabilities from acquisition	14	-	2,671	-
Total finance income	438	3,987	7,472	6,612
Net finance costs	(37,457)	(13,138)	(97,661)	(29,237)

20.         Income tax and social contribution

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Deferred taxes on temporary differences and tax losses	14,011	7,793	30,094	19,639
Current tax expenses	(2,507)	(2,788)	(4,927)	(3,006)
Tax (income) expense	11,504	5,005	25,167	16,633

37

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)
20.1.	Reconciliation between the nominal income tax and social contribution rate and effective rate

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Income before income tax and social contribution	(27,441)	(20,175)	(97,360)	(31,385)
Basic rate	34%	34%	34%	34%
Income tax and social contribution	9,330	6,859	33,102	10,671
Tax incentives	3,613	(493)	7,161	-
Net operating loss carryforward not recorded from subsidiaries	(1,109)	1,613	(3,193)	5,969
Bonus	(178)	(508)	(178)	(508)
Losses/Gains on derivative instrument	12	-	(11,292)	-
Others	(164)	(2,466)	(433)	(2,518)
Tax benefit (expense)	11,504	5,005	25,167	13,614
Effective rate	41.92%	24,81%	25.85%	43.38%

20.2.	Breakdown and Changes in deferred income tax and social contribution

	June 30, 2024	December 31, 2023
Deferred tax assets
Provision for labor, tax and civil risk	14,192	13,551
Allowance for doubtful accounts	5,683	4,781
Tax losses and negative basis of social contribution tax	26,011	8,059
Provision for compensation or renegotiation from acquisitions	38,363	34,908
Goodwill impairment	33,059	33,059
Customer portfolio and platform	23,756	16,154
Other temporary differences	7,786	8,244
Total deferred tax assets	148,850	118,756
Deferred Tax liabilities
Goodwill	(26,785)	(26,785)
Total deferred tax liabilities	(26,785)	(26,785)
Net deferred tax	122,065	91,971
Deferred taxes – assets	122,065	91,971
Deferred taxes – liabilities	-	-

38

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

Balance at December 31, 2023	91,971
Additions	30,552
Reversals	(458)
Balance at June 30, 2024	122,065

39

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

21.         Earnings per share

The calculation of basic earnings per share is calculated by dividing loss of the period by the weighted average number of common shares existing during the period. Diluted earnings per share are calculated by dividing net income for the period by weighted average number of common shares existing during the period plus weighted average number of common shares that would be issued upon conversion of all potentially dilutive common shares into common shares.

For the six months period June 30, 2024 and 2023, the number of shares used to calculate the diluted net loss per share of common stock attributable to common shareholders is the same as the number of shares used to calculate the basic net loss per share of common stock attributable to common shareholders for the period presented because potentially dilutive shares would have been antidilutive if included in the calculation. The tables below show data of loss and shares used in calculating basic and diluted earnings per share.

Six months period ended June 30 (Restated)*
	2024	2023
Basic and diluted earnings per share
Numerator
Loss of the period assigned to Company’s shareholders	(72,419)	(32,065)
Denominator
Weighted average for number of common shares	49,047,450	41,621,751
Class A common stock subject to future vesting	-	(2,220,207)
	49,047,450	39,401,544

Basic and diluted loss per share (in reais)	(1.477)	(0.814)

40

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

22.         Risk management and financial instruments

22.1.	Classification of financial instruments

The classification of financial instruments is presented in the table below:

	June 30, 2024						December 31, 2023
	Amortized cost	Fair value through profit or loss	Level 1	Level 2	Level 3	Amortized cost	Fair value through profit or loss	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	89,411	-	-	-	-	63,742	-	-	-	-
Restricted cash	6,749	-	-	-	-	6,403	-	-	-	-
Trade accounts receivable	170,326	-	-	-	-	148,784	-	-	-	-
Total assets	266,486	-	-	-	-	218,929	-	-	-	-
Liabilities
Loans and financing	129,564	-	-	-	-	87,796	-	-	-	-
Trade and other payables	374,933	-	-	-	-	353,998	-	-	-	-
Derivative financial instruments	-	92,757	-	-	92,757	-	-	-	-	-
Liabilities from acquisition	287,032	-	-	-	-	292,152	-	-	-	-
Total liabilities	791,529	92,757	-	-	92,757	733,946	-	-	-	-

41

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

22.1.1.       Level 3 measurement

The fair value of returns from private placement investments is determined using unobservable inputs, therefore it is classified at the level 3 of the fair value hierarchy. The main assumptions used in the measurement of the fair value of the derivative financial instruments of measurement are presented below.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable and fair value measurement
Derivative financial instruments	Black-Scholes model.: The valuation model considered inputs including volatility of the share price, time to expiration, risk-free interest rate	The observable inputs are historical volatility for the shares’ historical prices does not represent current market participants' expectations about the future volatility.	The estimated fair value would increase (decrease) if: The volatility of the Company's market cap or the occurrence of a trigger event within 36 months of the investment contract's closing date.

Sensitivity analysis of fair value measurements:

June 30, 2024
Variable	DB Value	+10% Shock	-10% Shock	Return (+10%)	Return (-10%)
Volatility of the Asset	88.73%	97.60%	79.86%	98.680	92.732
USD Risk Free	4.58%	5.04%	4.12%	96.140	95.459
USD/BRL Exchange Rate	5.5925	6.1518	5.0333	102.032	83.481

42

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)
22.2.	Financial risk management

The main financial risks to which the Company and its subsidiaries are exposed when conducting their activities are:

(a)	Credit risk

It results from any difficulty in collecting the amounts of services provided to the customers. The Company and its subsidiaries are also subject to credit risk from their interest earning bank deposits. The credit risk related to the provision of services is minimized by a strict control of the customer base and active delinquency management by means of clear policies regarding the concession of services. There is no concentration of transactions with customers and the default level is historically very low. In connection with credit risk relating to financial institutions, the Company and its subsidiaries seek to diversify such exposure among financial institutions.

Credit risk exposure

The book value of financial assets represents the maximum credit exposure. The maximum credit risk exposure on financial information date was:

	June 30, 2024	December 31, 2023
Cash and cash equivalents	89,411	63,742
Restricted cash	6,749	6,403
Trade accounts receivable	170,326	148,784
Total	266,486	218,929

The Company determines its allowance for expected credit losses by applying a loss rate calculated on historical effective losses on sales.

Additionally, the Company considers that accounts receivable had a significant increase in credit risk and provides for:

●	All notes receivable past due for more than 180 days;
●	Notes subject to additional credit analysis presenting indicators of significant risks of default based on ongoing renegotiations, failure indicators or judicial recovery ongoing processes and customers with relevant evidence of cash deteriorating situation.

43

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

(b)	Market Risk

Interest rate and inflation risk: Interest rate risk arises from the portion of debt and interest earning bank deposits remunerated at CDI (Interbank Deposit Certificate) rate, which may adversely affect the financial income or expenses in the event an unfavorable change in interest and inflation rates takes place.

(c)	Operations with derivatives

The Company uses derivative financial instruments to hedge against the risk of a trigger event of Bobsin Corp investment agreement being consummated. Therefore, they are not speculative. The derivative financial instruments designated in hedge operations are initially recognized at fair value on the date on which the derivative contract is executed and are subsequently remeasured to their fair value. Changes in the fair value of any of these derivative instruments are immediately recognized in the statement of profit or loss under “net financial cost”. As of June 30, 2024, the Company has an obligation of R$ 92,756 (R$0 on December 31, 2023) registered as derivative financial instruments.

(d)	Liquidity risk

The liquidity risk consists of the risk of the Company not having sufficient funds to settle its financial liabilities. The Company’s and its subsidiaries’ cash flow and liquidity control are closely monitored by Company’s Management, so as to ensure that cash operating generation and previous fund raising, as necessary, are sufficient to maintain the payment schedule, thus not generating liquidity risk for the Company and its subsidiaries.

We are committed to and have been taking all the necessary actions that we consider necessary to enable the Company to obtain the funding to ensure it will continue its regular operations in the next twelve months, including raising new credit lines and/or issuing new equity, among other alternatives.

We present below the contractual maturities of financial liabilities including payment of estimated interest.

44

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

Non-derivative financial liabilities	Book value	Contractual cash flow	Up to 12 months	1–2 years	2–3 years	> 3 years
Loans, borrowings and debentures	129,564	140,806	78,987	43,040	18,779	-
Trade and other payables	374,933	374,933	374,933	-	-	-
Liabilities from acquisitions	287,032	325,126	110,569	56,048	68,558	89,951
Lease liabilities	3,796	4,405	2,382	1,460	563	-
Total	795,325	845,270	566,871	100,548	87,900	89,951

(e)	Capital management

The Company's capital management aims to ensure that an adequate credit rating is maintained, as well as a capital relationship, so as to support Company's business and leverage shareholders' value.

The Company controls its capital structure by adjusting it to the current economic conditions. In order to maintain an adjusted structure, the Company may pay dividends, return capital to the shareholders, obtain funding from new loans, issue promissory notes and contract derivative transactions.

The Company considers its net debt structure as loans and financing less cash and cash equivalents. The financial leverage ratios are summarized as follows:

	June 30, 2024	December 31, 2023
Loans and borrowings	129,564	87,796
Cash and cash equivalents	(89,411)	(63,742)
Net debt	40,153	24,054
Total equity	820,494	888,810
Net debt/equity (%)	0.05	0.03

23.         Related Parties

Related parties transactions are carried out under conditions and prices established by the parties, the intercompany transactions are eliminated in consolidation.

As of June 30, 2024, the Company has in trade and other payables R$110,040 (R$89,594 as of December 31, 2023) with shareholder Twilio Inc. related to agreement established between the Company and Twilio Inc. which establish for the reimbursement of SMS costs. During the six months period ended June 30, 2024, the Company in profit or loss the total amount of R$8,618 (R$7,463 for the six months period ended June 30, 2023).

45

Notes to the unaudited interim condensed consolidated financial statements
(In thousands of Reais)

As of June 30, 2024, the Company has Reserves Capital R$49,159 (R$0 as of December 31, 2023) with shareholder Cassio Bobsin related to a return on a private placement investment.

24.         Events after the reporting period

On July 15, 2024, Zenvia Inc. entered into a Sales Agreement (the "Agreement”) with A.G.P./Alliance Global Partners, as sales agent (the "Agent”), to create an "at-the-market” equity program pursuant to which the Company may, from time to time, offer and sell Class A common shares of the Company, par value US$0.00005 per Class A common share (the "Shares”), through or to the Agent and on terms set forth in the Agreement, having an aggregate offering price of up to US$20,000,000.

The Company is not obligated to, and the Company cannot provide any assurance that it will, make any sales of the Shares under the Agreement. Subject to the terms and conditions of the Agreement, the Agent will use commercially reasonable efforts, consistent with its normal trading and sales practices, applicable state and federal laws, rules and regulations and the rules of The Nasdaq Capital Market, to sell the Shares, from time to time, based upon the Company’s instructions, including any price, time or size limits specified by the Company. Upon delivery of a sales notice, and subject to the Company’s instructions in such notice, and the terms and conditions of the Agreement, generally, the Agent may sell the Shares by any method permitted by law deemed to be an "at the market offering”. The Company will pay the Agent in cash, upon each sale of Shares pursuant to the Agreement, a commission equal to 3.0% of the aggregate gross proceeds from the sale of Shares. The representations, warranties, and covenants contained in the Agreement are made only for purposes of the Agreement, including the allocation of risk between the parties thereto and as of specific dates, are solely for the benefit of the parties to the Agreement, and may be subject to limitations agreed upon by the parties thereto.

46

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 6, 2024

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer